August 1, 2005



Mr. John G. Taylor
Chief Financial Officer
Teck Cominco Limited
Suite 600 - 200 Burrard Street
Vancouver, B.C.  V6C 3L9 Canada


	Re:	Teck Cominco Limited
		Forms 40-F and 40-F/A1 for Fiscal Year Ended December
31,
2004
Filed March 31, 2005 and April 1, 2005
      File No. 1-13184


Dear Mr. Taylor:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows

1. We note in your reconciliation of net earnings to net cash provided by operating activities that you present two subtotals of net earnings and various charges and credits above total net cash provided by operating activities. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net income; rather the presentation only includes "items not affecting cash." Support your disclosure of these subtotals under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

Note 2. Significant Accounting Policies

Derivatives and Hedging Activities

2. Please expand on your disclosure to identify the line items in which you report the fair values and the unrealized gains and losses of your derivative instruments in the financial statements.

Property, Plant and Equipment

(ii) Mineral Properties and Deferred Costs

3. We understand that you defer certain costs when they relate to specific properties for which economically recoverable reserves as shown by an economic study are believed to exist. Please tell us the nature of these costs, how you determine the amount to defer, and the amount deferred as of each balance sheet date. Please refer to the disclosure guidance included in the Appendix attached to the minutes of the November 25, 2002 AICPA SEC Regulations Committee`s International Practices Task Force located at the AICPA website: http://www.aicpa.org/download/belt/2002_11_25.pdf and EITF 04-06 for
US GAAP.

Note 15. Income and Resource Taxes

(c) Temporary differences giving rise to future income tax assets and liabilities

4. Please describe to us, in detail, the nature of the "timing of partnership items" line item included in the tabular presentation of your future income tax liability.

Note 18. Commitments and Contingencies

(a) Derivatives and Financial Instruments

Footnote (a)

5. Please expand your disclosure to include the fair value of your zinc and lead forward purchase commitments and explain to us why the related amounts have been excluded from your tabular presentation.

Footnote (c)

6. Please expand on your disclosure to clearly explain why you are unable to apply hedge accounting to the copper forward sales contracts.

Note 20. Generally Accepted Accounting Principles in Canada and the
United States

(g) Derivative Instruments

7. We understand from your disclosure that there are various components that attribute to the reconciling difference for derivative instruments between Canadian GAAP and US GAAP. Please expand on your disclosure to explain the nature of and quantify these components.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. John G. Taylor
Teck Cominco Limited
August 1, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010